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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 4)*

                         TIS Mortgage Investment Company
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                                 (Name of Issuer)

                              Shares of Common Stock
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                          (Title of Class of Securities)

                                    8725 27 10
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                                  (CUSIP Number)

                Marc C. Krantz , Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  March 16, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 8725 27 10
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                33,700
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               760,000
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               33,700
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     793,700
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 8725 27 10

     This amendment No. 4 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd. (the "Fund"), an Ohio limited liability company, for the purpose of reporting the granting by the Fund to Third Capital, LLC of an option to purchase 760,000 shares of common stock, par value $0.001 par value per share, of TIS Mortgage Investment Company, a Maryland corporation ("TIS").

Item 4.   Purpose of Transaction.

Item 4 to Schedule 13D is hereby amended and supplemented as follows:

     Reference is hereby made to the Option to Purchase 760,000 Common Shares of TIS, dated March 16, 1998 (the "Option"), a copy of which is attached hereto as Exhibit 7.4 and the Irrevocable Proxy (the "Proxy") executed by the Fund appointing Christopher L. Jarratt or in his absence James G. Lewis attorneys-in-fact for the limited purpose of voting, at their discretion, all 760,000 common shares subject to the Option for the election of directors of
TIS.   A copy of the Proxy is attached to the Option as Exhibit A.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to Schedule 13D is hereby amended and supplemented as follows:

     Reference is hereby made to Exhibit 7.4.

Item 7.   Material to be Filed as Exhibits.

Item 7 to Schedule 13D is hereby amended and supplemented as follows:

     Exhibit 7.4    ---  Option to Purchase 760,000 Common Shares of TIS
                         Mortgage Investment Company, dated March 16, 1998, and Exhibit A thereto.






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CUSIP No. 8725 27 10

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 19, 1998                   Turkey Vulture Fund XIII, Ltd.


                                        /s/ Richard M. Osborne
                                        ------------------------------
                                        Richard M. Osborne, Manager

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                                   Exhibit Index


Exhibit 7.4 --- Option to Purchase 760,000 Common Shares of TIS Mortgage
                Investment Company, dated March 16, 1998